Exhibit 99.1

Sea Limited Reports Third Quarter 2019 Results

Singapore, November 12, 2019 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the quarter ended September 30, 2019.

Third Quarter 2019 Highlights

▪  Group

o	Total adjusted revenue was US$763.3 million, up 214.3% year-on-year from US$242.8 million for the third quarter of 2018.
o	Total adjusted EBITDA was US$(30.8) million compared to US$(183.8) million for the third quarter of 2018.

▪  Digital Entertainment

o	Adjusted revenue was US$451.0 million, up 212.0% year-on-year from US$144.6 million for the third quarter of 2018.
o	Adjusted EBITDA was US$266.0 million, up 395.0% year-on-year from US$53.7 million for the third quarter of 2018.
o	Adjusted EBITDA margin increased to 59.0% for the third quarter of 2019 from 37.2% for the third quarter of 2018.
o	Quarterly active users (“QAUs”) reached 321.1 million, an increase of 82.3% year-on-year from 176.1 million for the third quarter of 2018.
o	Quarterly paying users continued to grow, accounting for 9.1% of QAUs for the third quarter of 2019, increasing from 4.1% for the same period in 2018.
o	Average revenue per user was US$1.4 compared to US$0.8 for the third quarter of 2018.
o	Our self-developed global hit game, Free Fire, recently celebrated its second anniversary and continues to grow across different regions. Free Fire was the highest grossing mobile game in Latin America[1] and in Southeast Asia in the third quarter of 2019, and was ranked among the top five most downloaded mobile games globally for the third straight quarter across the Google Play and iOS App Stores combined, according to App Annie. In October 2019, Free Fire was also the highest grossing mobile game in India on the Google Play Store, according to App Annie. As of the end of October 2019, Free Fire had recorded a total cumulative adjusted revenue of over US$1 billion since launch.
o	We launched Call of Duty®: Mobile, a mobile version of the classic action game of Activision, in Indonesia, Taiwan, Thailand, the Philippines, Malaysia, and Singapore on October 1. It was the most downloaded mobile game on both the Google Play and iOS App Stores in each of these markets for the month of October, according to App Annie.

1 Latin America rankings data for App Annie is based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay.

o	We continue to focus on esports and community building activities. Since September, we have been running national qualifiers and regional leagues for our largest global esports tournament for Free Fire, the Free Fire World Series 2019, which has achieved over 100 million cumulative online views to date. For the final match of the Brazil qualifiers alone, we recorded over 1 million concurrent viewers online.

▪  E-commerce

o	Adjusted revenue was US$257.2 million, up 261.1% year-on-year from US$71.2 million for the third quarter of 2018.
o	Adjusted revenue included US$208.1 million of marketplace revenue[2], up 313.6% year-on-year from US$50.3 million for the third quarter of 2018, and US$49.2 million of product revenue[3], up 134.9% year-on-year from US$20.9 million for the third quarter of 2018.
o	Gross orders for the quarter totaled 321.4 million, an increase of 102.8% year-on-year from 158.5 million for the third quarter of 2018.
o	Gross merchandise value (“GMV”) was US$4.6 billion, an increase of 69.9% year-on-year from US$2.7 billion for the third quarter of 2018.
o	Adjusted revenue as a percentage of total GMV increased to 5.6% in the third quarter of 2019, up from 2.6% for the same period a year ago. Adjusted marketplace revenue as a percentage of total GMV was 4.5% in the third quarter of 2019.
o	Sales and marketing expenses were US$199.2 million, an increase of 30.2% year-on-year from US$152.9 million for the third quarter of 2018.
o	Adjusted EBITDA was US$(253.7) million compared to US$(214.9) million for the third quarter of 2018. Adjusted EBITDA loss per order decreased by 41.9%, from US$1.36 to US$0.79 in the third quarter of 2019, compared to the same period in 2018.
o	In Indonesia, our largest market, Shopee further extended its leadership as the largest e-commerce platform by orders. We registered over 138 million orders for the market in the third quarter, or a daily average of over 1.5 million orders, an increase of 117.8% year-on-year. Shopee also ranked first by average monthly active users and downloads in the Shopping category across the Google Play and iOS App Stores combined in the third quarter of 2019, according to App Annie.
o	In Taiwan, we recorded a positive quarterly adjusted EBITDA, even after allocation of the headquarters’ common expenses in the third quarter of 2019.
o	Shopee ranked number one in the Shopping category by average monthly active users and by downloads in both Southeast Asia and Taiwan, and ranked number five worldwide by downloads in the same category, across the Google Play and iOS App Stores combined in the third quarter, according to App Annie.
o	In Southeast Asia as a whole, and in each of our five largest markets, Shopee ranked number one by total time spent in app on Android in the third quarter, according to App Annie.

2 Marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

3 Product revenue mainly consists of revenue generated from direct sales.

Guidance

We are raising the guidance for both digital entertainment and e-commerce for the full year of 2019.

We now expect adjusted revenue for digital entertainment to be between US$1.7 billion and US$1.8 billion, representing 157.2% to 172.3% growth from 2018. This compares to the previously disclosed guidance of between US$1.6 billion and US$1.7 billion, representing 142.0% to 157.2% growth.

We also expect adjusted revenue for e-commerce to be between US$880 million and US$920 million, representing 202.7% to 216.5% growth from 2018. This compares to the previously disclosed guidance of between US$780 million and US$820 million, representing 168.3% to 182.1% growth.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$”)

	For the Three Months ended September 30,
	2018	2019
	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	112,520	329,058	192.4%
E-commerce and other services	71,319	229,740	222.1%
Sales of goods	21,082	51,339	143.5%
	204,921	610,137	197.7%

Cost of revenue
Cost of service
Digital Entertainment	(63,960)	(117,194)	83.2%
E-commerce and other services	(113,223)	(240,037)	112.0%
Cost of goods sold	(22,128)	(49,738)	124.8%
	(199,311)	(406,969)	104.2%
Gross profit	5,610	203,168	3,521.5%
Other operating income	3,072	3,985	29.7%
Sales and marketing expenses	(180,304)	(251,751)	39.6%
General and administrative expenses	(57,285)	(99,265)	73.3%
Research and development expenses	(17,293)	(43,599)	152.1%
Total operating expenses	(251,810)	(390,630)	55.1%
Operating loss	(246,200)	(187,462)	(23.9)%
Non-operating income, net	30,903	9,786	(68.3)%
Income tax expense	(2,020)	(27,370)	1,255.0%
Share of results of equity investees	(702)	(1,051)	49.7%
Net loss	(218,019)	(206,097)	(5.5)%
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes (1)	(237,568)	(175,162)	(26.3)%

Adjusted revenue of Digital Entertainment (1)	144,558	451,004	212.0%
Adjusted revenue of E-commerce (1)	71,233	257,213	261.1%
Adjusted revenue of Digital Financial Services (1)	3,113	2,019	(35.1)%
Revenue of Other Services	23,934	53,021	121.5%
Total adjusted revenue (1)	242,838	763,257	214.3%

Adjusted EBITDA for Digital Entertainment (1)	53,724	265,958	395.0%
Adjusted EBITDA for E-commerce (1)	(214,861)	(253,712)	18.1%
Adjusted EBITDA for Digital Financial Services (1)	(7,001)	(33,628)	380.3%
Adjusted EBITDA for Other Services (1)	(13,850)	(6,494)	(53.1)%
Unallocated expenses (2)	(1,764)	(2,921)	65.6%
Total adjusted EBITDA (1)	(183,752)	(30,797)	(83.2)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

Three Months Ended September 30, 2019 Compared to Three Months Ended September 30, 2018

Revenue

The table below sets forth revenue and adjusted revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2018		2019
	$	% of revenue	$	% of revenue	YOY%
Revenue
Service revenue
Digital Entertainment	112,520	54.9	329,058	53.9	192.4%
E-commerce and other services	71,319	34.8	229,740	37.7	222.1%
Sales of goods	21,082	10.3	51,339	8.4	143.5%
Total revenue	204,921	100.0	610,137	100.0	197.7%

	2018		2019
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
Adjusted revenue
Service revenue
Digital Entertainment	144,558	59.5	451,004	59.1	212.0%
E-commerce and other services	77,040	31.7	260,914	34.2	238.7%
Sales of goods	21,240	8.8	51,339	6.7	141.7%
Total adjusted revenue	242,838	100.0	763,257	100.0	214.3%

Our total revenue increased by 197.7% to US$610.1 million in the third quarter of 2019 from US$204.9 million in the third quarter of 2018. Our total adjusted revenue increased by 214.3% to US$763.3 million in the third quarter of 2019 from US$242.8 million in the third quarter of 2018. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 192.4% to US$329.1 million in the third quarter of 2019 from US$112.5 million in the third quarter of 2018. Adjusted revenue increased by 212.0% to US$451.0 million in the third quarter of 2019 from US$144.6 million in the third quarter of 2018. This increase was primarily due to the increase of our active user base as well as the deepened paying user penetration as we continue to bring new and engaging content to our users and enhance the game and monetization features based on a deep understanding of local preferences and conditions as well as our strong efforts in esports and community-building.

•	E-commerce and other services: Revenue increased by 222.1% to US$229.7 million in the third quarter of 2019 from US$71.3 million in the third quarter of 2018. Adjusted revenue increased by 238.7% to US$260.9 million in the third quarter of 2019 from US$77.0 million in the third quarter of 2018. This increase was primarily driven by the growth of our e-commerce marketplace, and positive development in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising.

•	Sales of goods: Revenue and adjusted revenue increased by 143.5% and 141.7% respectively to US$51.3 million in the third quarter of 2019, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 104.2% to US$407.0 million in the third quarter of 2019 from US$199.3 million in the third quarter of 2018.

•	Digital Entertainment: Cost of revenue increased by 83.2% to US$117.2 million in the third quarter of 2019 from US$64.0 million in the third quarter of 2018. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 112.0% to US$240.0 million in the third quarter of 2019 from US$113.2 million in the third quarter of 2018. The increase was primarily due to costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, higher costs associated with value-added services and other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

•	Cost of goods sold: Cost of goods sold increased by 124.8% to US$49.7 million in the third quarter of 2019 from US$22.1 million in the third quarter of 2018. The increase was largely in line with the increase in our product offerings.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 39.6% to US$251.8 million in the third quarter of 2019 from US$180.3 million in the third quarter of 2018. The table below sets forth the breakdown of the sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2018	2019	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	19,046	24,750	29.9%
E-commerce	152,934	199,167	30.2%

•	Digital Entertainment: Sales and marketing expenses increased by 29.9% to US$24.8 million in the third quarter of 2019 from US$19.0 million in the third quarter of 2018. The increase was primarily due to launch of new games and marketing, esports and other user engagement activities for the existing games.

•	E-commerce: Sales and marketing expenses increased by 30.2% to US$199.2 million in the third quarter of 2019 from US$152.9 million in the third quarter of 2018. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of brand marketing as well as higher staff compensation and benefit costs.

General and Administrative Expenses

Our general and administrative expenses increased by 73.3% to US$99.3 million in the third quarter of 2019 from US$57.3 million in the third quarter of 2018. This increase was primarily due to the expansion of our staff force and the increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 152.1% to US$43.6 million in the third quarter of 2019 from US$17.3 million in the third quarter of 2018, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating income of US$9.8 million in the third quarter of 2019, compared to a net non-operating income of US$30.9 million in the third quarter of 2018.

Income Tax Expense

We had a net income tax expense of US$27.4 million in the third quarter of 2019 and net income tax expense of US$2.0 million in the third quarter of 2018. The income tax expense in the third quarter of 2019 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment, partially offset by deferred tax assets recognized during the period.

Net Loss

As a result of the foregoing, we had net losses of US$206.1 million and US$218.0 million in the third quarter of 2019 and 2018, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$175.2 million and US$237.6 million in the third quarter of 2019 and 2018, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on November 12, 2019
8:30 PM Singapore / Hong Kong Time on November 12, 2019

Webcast link:	https://services.choruscall.com/links/se191112.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 7282425

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three businesses across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the region, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses and platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; and general economic and business conditions in the region. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•	“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of marketplace revenue and product revenue) plus certain revenues that were net-off against their corresponding sales incentives. This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•	“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus certain revenues that were net-off against their corresponding sales incentives.

•	“Total adjusted revenue” represents the sum of the adjusted revenue of our digital entertainment segment, the adjusted revenue of our e-commerce segment, the adjusted revenue of our digital financial services segment, and the revenue of our other services. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•	“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes” represents net loss before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected unaudited financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2019
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	329,058	226,396	(1)	1,662	53,021	-	610,137
Changes in deferred revenue	121,946	-		-	-	-	121,946
Sales incentives net-off	-	30,817		357	-	-	31,174
Adjusted revenue	451,004	257,213	(2)	2,019	53,021	-	763,257

Operating income (loss)	169,369	(277,219)		(34,553)	(9,429)	(35,630)	(187,462)
Net effect of changes in deferred revenue and its related cost	91,654	-		-	-	-	91,654
Depreciation and Amortization	4,935	23,507		925	2,935	-	32,302
Share-based compensation	-	-		-	-	32,709	32,709
Adjusted EBITDA	265,958	(253,712)		(33,628)	(6,494)	(2,921)	(30,797)

	For the Three Months ended September 30, 2018
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	112,520	65,919	(1)	2,548	23,934	-	204,921
Changes in deferred revenue	32,038	-		-	-	-	32,038
Sales incentives net-off	-	5,314		565	-	-	5,879
Adjusted revenue	144,558	71,233	(2)	3,113	23,934	-	242,838

Operating income (loss)	19,403	(223,787)		(7,387)	(16,186)	(18,243)	(246,200)
Net effect of changes in deferred revenue and its related cost	26,192	-		-	-	-	26,192
Depreciation and Amortization	8,129	8,926		386	2,336	-	19,777
Share-based compensation	-	-		-	-	16,479	16,479
Adjusted EBITDA	53,724	(214,861)		(7,001)	(13,850)	(1,764)	(183,752)

(1) For the third quarter of 2019, revenue of $226,396 included marketplace revenue of $177,235 and product revenue of $49,161 net of sales incentives. For the third quarter of 2018, revenue of $65,919 included marketplace revenue of $45,147 and product revenue of $20,772 net of sales incentives.

(2) For the third quarter of 2019, adjusted revenue of $257,213 included marketplace revenue of $208,052 and product revenue of $49,161. For the third quarter of 2018, adjusted revenue of $71,233 included marketplace revenue of $50,303 and product revenue of $20,930.

(3) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(4) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Nine Months ended September 30,
	2018	2019
	$	$
Revenue
Service revenue
Digital Entertainment	331,207	731,935
E-commerce and other services	157,693	526,144
Sales of goods	54,844	140,075

Total revenue	543,744	1,398,154

Cost of revenue
Cost of service
Digital Entertainment	(189,513)	(296,788)
E-commerce and other services	(275,052)	(612,833)
Cost of goods sold	(56,462)	(148,465)

Total cost of revenue	(521,027)	(1,058,086)

Gross profit	22,717	340,068

Operating income (expenses):
Other operating income	5,508	9,875
Sales and marketing expenses	(497,528)	(627,803)
General and administrative expenses	(153,621)	(276,160)
Research and development expenses	(40,887)	(107,167)

Total operating expenses	(686,528)	(1,001,255)

Operating loss	(663,811)	(661,187)
Interest income	8,567	24,539
Interest expense	(21,413)	(31,041)
Investment gain, net	9,374	4,817
Changes in fair value of the 2017 convertible notes	(19,928)	(466,102	)(1)
Foreign exchange gain	5,304	5,583

Loss before income tax and share of results of equity investees	(681,907)	(1,123,391)
Income tax expense	(1,095)	(49,853)
Share of results of equity investees	(1,974)	(2,558)

Net loss	(684,976)	(1,175,802)

Net loss (profit) attributable to non-controlling interests	358	(3,208)

Net loss attributable to Sea Limited’s ordinary shareholders	(684,618)	(1,179,010)

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes (2)	(622,985)	(627,566)

Loss per share:
Basic and diluted	(2.03)	(2.75)

Shares used in loss per share computation:
Basic and diluted	337,804,410	428,606,948

(1) Fair value loss of $466.1 million on the 2017 convertible notes was recorded as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.

(2) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2018	2019
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,002,841	2,297,187
Restricted cash	254,100	360,065
Accounts receivable, net	97,782	138,198
Prepaid expenses and other assets	312,387	489,272
Inventories, net	37,689	21,372
Short-term investments	690	9,416
Amounts due from related parties	5,224	2,277
Total current assets	1,710,713	3,317,787

Non-current assets
Property and equipment, net	192,357	294,783
Operating lease right-of-use assets, net	-	168,366
Intangible assets, net	12,887	14,914
Long-term investments	111,022	99,086
Prepaid expenses and other assets	69,065	66,330
Restricted cash	2,371	16,583
Deferred tax assets	63,302	73,100
Goodwill	30,952	30,952
Total non-current assets	481,956	764,114
Total assets	2,192,669	4,081,901

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2018	2019
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	37,163	48,124
Accrued expenses and other payables	636,880	826,887
Advances from customers	29,355	50,203
Amount due to related parties	46,025	45,959
Short-term borrowings	856	1,307
Operating lease liabilities	-	49,729
Deferred revenue	426,675	990,677
Convertible notes	-	22,706
Income tax payable	9,539	16,138
Total current liabilities	1,186,493	2,051,730

Non-current liabilities
Accrued expenses and other payables	7,894	22,633
Long-term borrowings	1,026	633
Operating lease liabilities	-	134,293
Deferred revenue	171,262	164,976
Convertible notes	1,061,796	445,936
Deferred tax liabilities	679	791
Unrecognized tax benefits	2,974	1,409
Total non-current liabilities	1,245,631	770,671
Total liabilities	2,432,124	2,822,401

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2018	2019
	$	$
Shareholders’ equity
Class A Ordinary shares	94	154
Class B Ordinary shares	76	76
Additional paid-in capital	1,809,232	4,505,967
Accumulated other comprehensive income	15,199	(6,979)
Statutory reserves	46	46
Accumulated deficit	(2,067,786)	(3,246,796)

Total Sea Limited shareholders’ (deficit) equity	(243,139)	1,252,468
Non-controlling interests	3,684	7,032
Total shareholders’ (deficit) equity	(239,455)	1,259,500
Total liabilities and shareholders’ (deficit) equity	2,192,669	4,081,901

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Nine Months ended September 30,
	2018	2019
	$	$
Net cash (used in) generated from operating activities	(357,029)	97,663
Net cash used in investing activities	(158,938)	(219,538)
Net cash generated from financing activities	545,106	1,534,550
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(14,739)	1,848
Net increase in cash, cash equivalents and restricted cash	14,400	1,414,523
Cash, cash equivalents and restricted cash at beginning of the period	1,444,978	1,259,312
Cash, cash equivalents and restricted cash at end of the period	1,459,378	2,673,835

1       UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	329,058	226,396	1,662	53,021	-	610,137
Operating income (loss)	169,369	(277,219)	(34,553)	(9,429)	(35,630)	(187,462)
Non-operating income, net						9,786
Income tax expense						(27,370)
Share of results of equity investees						(1,051)
Net loss						(206,097)

	For the Three Months ended September 30, 2018
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	112,520	65,919	2,548	23,934	-	204,921
Operating income (loss)	19,403	(223,787)	(7,387)	(16,186)	(18,243)	(246,200)
Non-operating income, net						30,903
Income tax expense						(2,020)
Share of results of equity investees						(702)
Net loss						(218,019)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.